SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             Detection Systems, Inc.
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                                (Name of issuer)

                     COMMON STOCK, $.05 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   250644-10-1
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                                 (CUSIP number)

                            DUNCAN SOUKUP, PRESIDENT
                              LIONHEART GROUP, INC.
                           230 Park Avenue, Suite 516
                            New York, New York 10169
                                 (212) 599-5077
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 21, 2000
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             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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CUSIP No. 250644-10-1                    13D            Page 2 of 4 pages
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================================================================================
    1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      LIONHEART GROUP, INC.
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    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
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    3          SEC USE ONLY
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    4          SOURCE OF FUNDS*
                      WC
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    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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    6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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  NUMBER OF
   SHARES
 BENEFICIALLY  7       SOLE VOTING POWER
OWNED BY EACH
  REPORTING
 PERSON WITH                -0-
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               8       SHARED VOTING POWER

                            -0-
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               9       SOLE DISPOSITIVE POWER

                            -0-
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               10      SHARED DISPOSITIVE POWER

                            -0-
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   -0-
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             / /
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
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    14         TYPE OF REPORTING PERSON*

                   IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 250644-10-1                    13D            Page 3 of 4 pages
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The Schedule 13D, as amended,  is  collectively  referred to as "Schedule  13D".
Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

Item 3 is amended to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

                  Lionheart Group, Inc. does not beneficially own any shares of Common Stock of the Issuer.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

Items 5 (a) & (b) are amended to read as follows:

            Items 5 (a) & (b) As of the close of business on December 21, 2000, Lionheart Group, Inc. does not beneficially own any shares of Common Stock of the Issuer.

Item 5 (c) is amended to add the following  transactions since the filing of the
Schedule 13D:

             Date          Buy/Sell             Quantity             Price

             10/25/00      Buy                    2,500             $10.56
             11/22/00      Buy                    2,000             $11.13
             11/27/00      Buy                    3,000             $11.29
             11/28/00      Buy                    2,500             $11.25
             12/21/00      Sell                 337,700             $17.81

Item 5(e) is amended to read as follows:

            Item 5(e) Lionheart Group, Inc. ceased to be a beneficial owner of more than five percent (5%) of the shares of Common Stock of the Issuer on December 21, 2000.



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CUSIP No. 250644-10-1                    13D            Page 4 of 4 pages
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                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 22, 2000                LIONHEART GROUP, INC.

                                          By:  /s/ Duncan Soukup
                                               -----------------
                                               Duncan Soukup
                                               President